SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
(Name of Issuer)

Shares of Beneficial Interest, par value $1.00 per share
(Title of Class of Securities)

337400105
(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337400105                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporex Realty & Investment, LLC
          61-0670372
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Kentucky, U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,666,420
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                      -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,666,420
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,666,420 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 3 of 10 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Corporex Companies, LLC
          61-1189951
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[X]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Kentucky, U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,666,420
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                     -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,666,420
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,666,420 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 4 of 10 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William P. Butler
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                       (a)
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC - See Item 3

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  1,666,420
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING             8      SHARED VOTING POWER
        PERSON WITH
                                     -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     1,666,420
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,666,420 - See Item 5

--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 337400105                                          Page 5 of 10 Pages
--------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          J. William Blackham III
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------

 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen

--------------------------------------------------------------------------------
         NUMBER OF            7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                  5,920
         OWNED BY
           EACH              ---------------------------------------------------
         REPORTING            8      SHARED VOTING POWER
        PERSON WITH
                                    -0-
                             ---------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     5,920
                             ---------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,920 - See Item 5

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 0.1%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

        The class of equity securities to which this statement relates consists of the shares of beneficial interest, par value $1.00 per share (the “Shares”), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the “Issuer”). The address of the Issuer’s principal executive offices is 125 Park Avenue, 14th Floor, New York, New York 10017.

Item 2.   Identity and Background

    (a)        The names of the filing persons are:

                Corporex Realty & Investment, LLC (“Corporex Realty”), Corporex Companies, LLC (“Corporex Companies”), William P. Butler, and J. William Blackham III (Corporex Realty, Corporex Companies and Messrs. Butler and Blackham are collectively referred to herein as the “Reporting Persons”).

    (b)        The business address for each of the Reporting Persons is Corporex Properties, Inc., RiverCenter Tower II, 100 E. RiverCenter Blvd., #1100, Covington, Kentucky 41011-1602.

    (c)        Corporex Realty, a company in the business of holding various investments in operating companies, real estate, publicly-traded and privately-held securities and secured loans is a wholly-owned subsidiary of Corporex Companies, a diversified holding company based in Covington, Kentucky which is owned entirely by Mr. Butler. Mr. Butler and Mr. Blackham are the President and Executive Vice President, respectively, of each of Corporex Realty and Corporex Companies.

    (d)        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    (f)        Messrs. Butler and Blackham are citizens of the United States of America. Each of Corporex Realty and Corporex Companies is a limited liability company organized under the laws of the Commonwealth of Kentucky, United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

        Corporex Realty has used approximately $3,055,000 in funds from working capital to acquire the Shares reported herein. Mr. Blackham has used approximately $21,000 in personal funds to acquire the Shares reported herein.

Item 4.   Purpose of Transactions.

        The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, as purchased, represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

        Corporex Realty has expressed to the Issuer its general interest in maximizing the value of the Shares for all the Issuer’s shareholders and has invited the Issuer to discuss a possible transaction whereby the Issuer would acquire certain assets controlled by the Reporting Persons in exchange for newly issued equity of the Issuer and certain Board representation. Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the trustees of the Issuer concerning Board representation, the business, operations and future plans of the Issuer. As part of their ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist in that review and in evaluating strategic alternatives. In this respect, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer’s trustees, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by them in any manner permitted by law. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communication with other stockholders, making proposals to the Issuer concerning the capitalization, business and operations of the Issuer, acquiring additional Shares or other securities of the Issuer for cash or other consideration or selling some or all of their Shares or to change their intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

    (a)        The 1,666,420 Shares reported pursuant to Items 7, 9 and 11 of this Schedule 13D have been purchased for the account of Corporex Realty, a wholly owned subsidiary of Corporex Companies which is owned by Mr. Butler. Based on its belief that approximately 28,973,128 Shares were outstanding as of June 25, 2003, Corporex Realty owns 5.7% of the outstanding Shares. Included in the number of Shares beneficially owned by Corporex Realty are 13,500 Convertible Preferred Shares of Beneficial Interest (“Convertible Preferred Shares”) which are convertible within sixty (60) days into 66,420 Shares. These Convertible Preferred Shares were acquired at an average per share price of $18.64 in a transaction executed on the New York Stock Exchange.

    Mr. Blackham owns 1,000 Convertible Preferred Shares which are convertible within sixty (60) days into 4,920 Shares. These Convertible Preferred Shares were acquired at a per share price of $18.50 on December 30, 2002 in a transaction executed on the New York Stock Exchange. Mr. Blackham owns 1,000 Shares for the benefit of two of his children over which he retains sole voting and dispositive power. These Shares were acquired on December 30, 2002 at a per share price of $1.78. Mr. Blackham disclaims beneficial ownership of Shares reported herein by Corporex Realty, Corporex Companies and/or Mr. Butler.

    (b)        See Items 7, 9 and 11 of this Schedule 13D.

    (c)        In the last sixty (60) days Corporex Realty executed the following transactions in Shares on the dates and prices indicated through the New York Stock Exchange.

Date of Purchase	Number of Shares	Price Per Share
5/12/03
5/13/06
5/14/03
5/14/03
5/15/03
5/16/03
5/19/03
5/20/03
5/21/03
5/22/03
5/23/03
5/28/03
5/29/03
5/29/03
5/29/03
5/30/03
6/02/03
6/03/03
6/04/03
6/12/03
6/13/03
6/17/03
6/18/03
6/19/03
6/20/03
6/23/03
6/25/03
6/26/03
6/27/03
6/30/03
7/01/03
7/02/03
7/03/03
7/07/03
7/08/03
7/09/03
7/10/03
7/11/03
7/14/03	5,000
13,100
10,000
25,000
35,000
500
100
24,400
3,000
100
1,000
4,100
700
3,000
16,300
3,700
15,000
5,000
5,000
22,200
12,800
10,000
1,500
100
127,400
6,500
12,200
32,300
41,000
30,500
38,500
78,600
34,400
52,000
45,000
25,000
53,000
13,700
83,300	$1.80
$1.80
$1.79
$1.78
$1.77
$1.77
$1.77
$1.77
$1.77
$1.77
$1.77
$1.77
$1.82
$1.82
$1.81
$1.81
$1.81
$1.80
$1.78
$1.77
$1.77
$1.77
$1.74
$1.76
$1.81
$1.86
$1.86
$1.85
$1.84
$1.82
$1.78
$1.78
$1.79
$1.79
$1.79
$1.79
$1.78
$1.77
$1.79

    (d)        Mr. Blackham’s children have the right to receive both dividends and proceeds from the sale of the Shares.

    (e)        Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Power of Attorney filed as part of Item 7, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

Item 7.   Material to be Filed as Exhibits.

Exhibit ---------- 99.1	Description ----------------- Power of Attorney for the Reporting Persons (filed herewith).

        [Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2003

CORPOREX REALTY & INVESTMENT, LLC

By:*__________________________________
      Name:
      Title:

CORPOREX COMPANIES, LLC

By:*__________________________________
      Name:
      Title:

*_____________________________________
William P. Butler

*_____________________________________
J. William Blackham III

*By:     /s/ F. Mark Reuter
         F. Mark Reuter
         Attorney-in-Fact